March 29, 2013

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 14 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

I am writing to follow up on my conversation with you and Sonia Bednarowski on March 28, 2013 in connection with Ryerson Holding Corporation’s Amendment No. 14 to the Registration Statement on Form S-1 filed on March 22, 2013 (the “Registration Statement”) regarding the request by the Staff of the Securities and Exchange Commission to disclose the names of the underwriters that will be participating in the offering pursuant to the Registration Statement. The Company omitted the names of the underwriters in Amendment 14 because it understood that the Amendment would be subject to a full 30 day review, given the delay since the last Amendment and related comment letter and the inclusion of the 2012 audited financial statements. The Company planned to utilize the 30-day period to finalize certain matters with respect to the underwriters and to identify the underwriters in the next amendment. The Company has determined three financial institutions that will act as the lead underwriters for the offering pursuant to the Registration Statement, but is currently finalizing the relative roles and titles of those institutions as well as any final additional members of the lead underwriting group. Accordingly, the Company assures you it will disclose the underwriters in the very next Amendment, which we would expect to file as promptly as possible after receipt of comments to Amendment 14 and would greatly appreciate your willingness to review Amendment 14 as already filed.

Assuming market conditions remain favorable, the Company is determined to proceed with the offering as soon as possible upon clearing all comments with the Staff and would anticipate launching the marketing effort around the Memorial Day weekend.

Please do not hesitate to contact the undersigned at (212) 728-8214 with any further questions or comments.

Very truly yours,

/s/ Cristopher Greer

Cristopher Greer

cc:	Michael C. Arnold, Chief Executive Officer and President